Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132747

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated November 16, 2007)

Performance Securities with Partial Protection
UBS AG $3,086,560 Securities Linked to a Wheat and Soybean Basket (USD)
due November 26, 2010

Investment Description

The Performance Securities with Partial Protection are securities issued by UBS AG (“UBS”) linked to the performance of a Wheat and Soybean Basket (the ‘‘Securities’’) in which the Basket Commodities are equally weighted. The Securities provide enhanced exposure to potential price appreciation in the Underlying Basket as well as protection at maturity of 20% of your principal and no return on your investment. At maturity, if the Basket Return is positive, you will receive your principal, plus an additional payment equal to your principal amount multiplied by a Participation Rate and the Basket Return. If the Basket Return is between 0% and -20%, you will receive your principal. If the Basket Return is below -20%, you will lose 1% (or a fraction thereof) of your principal for every 1% (or fraction thereof) that the Basket Return is below -20%. Accordingly, if the Basket Return declines by more than 20% over the term of the Securities, you may lose up to 80% of your principal. The Securities do not bear interest and are partially protected only if held to maturity.

Features

❑  Growth Potential – The Securities provide the opportunity to receive enhanced returns by multiplying a positive Basket Return by a participation rate. The Securities are not subject to a maximum gain. There can be no assurance of a positive Basket Return.

❑  Partial Protection of Capital – At maturity, you will receive a cash payment equal to at least 20% of your invested principal.

❑  Diversification – The Partial Protected investments provide you the ability to diversify your portfolio and may help reduce portfolio risk through exposure to commodities.

Key Dates

Trade Date	November 16, 2007
Settlement Date	November 26, 2007
Final Valuation Date	November 18, 2010
Maturity Date	November 26, 2010

Security Offerings

We are offering Performance Securities with Partial Principal Protection linked to a Wheat and Soybean Basket (USD).

The Securities are not subject to a predetermined maximum gain. The Securities are offered at a minimum investment of $1,000.

Securities	Participation Rate	CUSIP	ISIN
Performance Securities with Partial Protection	140%	902623644	US9026236441
Linked to the Wheat and Soybean Basket (USD)

See “Indicative Terms” on page 3. The Securities we are offering will have the terms set forth in the accompanying prospectus and this Free Writing Prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page S-9 of the Prospectus Supplement relating to the Securities for risks related to an investment in the Securities

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	100%	2.50%	97.50%
Total	$3,086,560	$77,164	$3,009,396

UBS Financial Services Inc.	UBS Investment Bank
Pricing Supplement dated November 16, 2007

Additional Information About UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a Prospectus Supplement for the Securities) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

w   Prospectus Supplement dated November 16, 2007:
http://www.sec.gov/Archives/edgar/data/1114446/000093041307008884/c50971_424b2.htm

w   Prospectus dated March 27, 2006:
http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to ‘‘UBS,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer only to UBS AG and not to its consolidated subsidiaries. In this document, the ‘‘Securities’’ refers to the Performance Securities with Partial Protection linked to a Wheat and Soybean Basket (USD) that are offered hereby. Also, references to the ‘‘Prospectus Supplement’’ mean the UBS prospectus supplement, dated November 16, 2007 and references to ‘‘accompanying prospectus’’ mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

w   You are willing to accept the risk of fluctuations in commodities prices in general and exchange traded futures contracts on physical commodities in particular.

w   You seek an Investment with a return linked to the performance of equally weighted basket comprised of futures contracts on wheat and soybeans.

w   You seek an investment that offers partial principal protection when the Securities are held to maturity.

w   You believe that, in the aggregate, the price appreciation of Wheat and Soybeans Futures will result on a return on your investment in excess of what you could earn in a conventional debt instrument of comparable credit rating and maturity.

w   You are willing to hold the Securities to maturity.

w   You do not seek current income from this investment.

w   You are willing to invest in the Securities based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date).

The Securities may not be suitable for you if, among other considerations:

w   You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities in particular.

w   You are unable or unwilling to hold the Securities to maturity.

w   You seek an investment that is 100% principal protected.

w   You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

w   You seek current income from your investment.

w   You seek an investment for which there will be an active secondary market.

w   You will create an over-concentrated position in any particular commodity sector of your portfolio by owning the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5 and more detailed “Risk Factors” beginning on page S-9 of the Prospectus Supplement relating to the Securities for risks related to an investment in the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount	$10 per Security
per Security
Minimum	$1,000 (100 Securities)
Investment
Term	3 years
Basket	Wheat and Soybean Futures.
Basket	For each Basket Commodity as set forth below:
Commodities	Soybeans Futures	50%
Weighting	Wheat Futures	50%
Participation Rate	140%.
Protection	20%
Percentage
Payment at	At maturity, you will receive a cash payment
Maturity	that is based on the Basket Return:

• If the Basket Return is positive, you will
receive 100% of your principal plus additional
payment equal to your principal x the Basket
Return x the Participation Rate.

• If the Basket Return is between 0% and
-20%, you will receive 100% of your principal
and no investment return.

• If the Basket Return is less than -20%, you
will lose 1% (or a fraction thereof) of your
principal for each 1% (or a fraction thereof) that
the Basket Return is below -20%.

Accordingly, if the Basket Return has declined
by more than 20% over the term of the
Securities, you may lose up to 80% of your
principal.
Basket Return	A percentage equal to:
Basket Ending Level – Basket Starting Level
Basket Starting Level
Basket Starting	Set equal to 100 on the Trade Date
Level
Basket Ending	The Basket closing level on the Valuation Date,
Level	equal to 100 x (1 + (50% of the Soybean
Performance + 50% of the Wheat Performance))
Wheat and	For Wheat:
Soybean	Wheat Final Price — Wheat Initial Price
Performance	Wheat Initial Price
For Soybean:
Soybean Final Price – Soybean Initial Price
Soybean Initial Price

Wheat Initial Price
749.50 Cents/Bushel. Wheat Price means that day’s specified official settlement price per bushel of deliverable grade wheat on the CME Group of the Futures Contract for front month delivery, stated in U.S. cents, as made public by the CME Group and displayed on Bloomberg Screen W 1 <CMDTY> that displays prices effective on that business day.

Soybean Initial Price
1077.75 Cents/Bushel. Soybean Price means that day’s specified official settlement price per bushel of deliverable grade soybeans on the CME Group of the futures contract for front month delivery, stated in U.S. cents, as made public by the CME Group and displayed on Bloomberg Screen S 1 <CMDTY> that displays prices effective on that business day.

Wheat Final Price:	The Wheat Price on the Final Valuation Date
Soybean Final Price	The Soybean Price on the Final Valuation Date.

Determining Payment at Maturity

The percentage change from the Basket Starting Level to the Basket Ending Level.

You will receive a cash payment that provides you with a return multiplied by the Participation Rate of 140%.

Accordingly, if the Basket Return is positive, your Payment at Maturity per Note will be calculated as follows:

$10 + ($10 x Basket Return x
Participation Rate)

Your will receive the principal amount of your Securities at maturity and no investment return.

If the Basket Return is less than -20%, you will lose 1% (or a fraction thereof) of the principal amount of your Securities for every 1% (or a fraction thereof) that the Basket Return is below -20%. Accordingly for each $10.00 invested your payment at maturity will be calculated as follows:

$10 + [$10 x (Basket Return + the Protection Percentage)]

As such, you could lose up to 80% of your principal depending on how much the basket declines.

Scenario Analysis and Examples at Maturity

The following examples for the Securities show Scenarios for the Payment at Maturity of the Securities, assuming a Participation Rate of 140% and a Partial Principal Protection of 20%. The actual participation Rate will be set on the Trade Date

Hypothetical Examples[1]:

The following additional payment examples for the Securities show scenarios for the Payment at Maturity of the Securities, illustrating positive and negative Basket Ending Levels. The following examples are based on the following assumptions:

Principal Amount:	$10.00	Basket Starting level:	100
Participation Rate:	140%	Soybean Initial Price:	749.50
Protection Percentage:	20%	Wheat Initial Price:	1077.75
Investment Term:	3 years

Example 1: The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level is 110 and the Basket Starting Level is 100, the Basket Return is positive and calculated as follows:

(110 – 100)/100 = 10%

Because the Basket Return is equal to 10%, the payment at maturity is equal to $14.00 per $10.00 principal amount of security calculated as follows:

$10 + ($10 x 10% x 140%) = $14.00

Example 2: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level is 90 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(90 – 100)/100 = -10%

Because the Basket Return is equal to -10%, which is within the Protection Percentage range of 0% and -20%, the payment at maturity is equal to $10.00 per $10.00 principal amount of securities.

Example 3: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 70. Because the Basket Ending Level is 70 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(70 – 100)/100 = -30%

Because the Basket Return is equal to -30%, which is outside the Protection Percentage range of 0% to -20%, the payment at maturity is equal to $9.00 per $10.00 principal amount of note calculated as follows:

$10 + ([$10 x (-30% + 20%)] = $9.00

1     For an initial investment of $1,000 your payment at maturity, per security, should be multiplied by 100.

Example 4: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 10. Because the Basket Ending Level is 10 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(10 – 100)/100 = -90%

Because the Basket Return is equal to -90%, which is outside the Protection Percentage range of 0% to -20%, the payment at maturity is equal to $3 per $10.00 principal amount of security calculated as follows:

$10 + ([$10 x (-90% + 20%)] = $3

Accordingly, if the Basket declines by more than -20% over the term of the Securities, you may lose some of your principal.

Hypothetical Historical Performance

The following chart shows the hypothetical Basket Ending Level in the period from month ending December 31, 1996 through November 16, 2007.

Basket Level

Historical performance is not indicative of future performance. There can be no assurance that the performance of the individual Basket Commodities in the 1996-2007 periods to date will be repeated in whole or in part.

Key Risks

The return on the Securities is linked to the performance of futures contracts on wheat and soybeans (the “Basket Commodities”). Investing in the Securities is not equivalent to a direct investment in the Basket Commodities. This section describes the most significant risks relating to the Securities. We urge you to read the following information about these risks, together with the other information in this free writing prospectus, the prospectus supplement and the accompanying prospectus, before investing in the Securities.

w   You may lose some of your principal — The Securities combine features of equity and debt. The Securities differ from those of ordinary debt securities in that we will not pay you a fixed amount at maturity or interest during the term of the Securities. Instead, we will pay you in cash at maturity an amount based on the performance of the Basket Commodities, subject to partial principal protection for declines of up to 20% in the Basket. The Securities are exposed to a decline in the Basket greater than 20%. You will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Basket Return is below –20%. For example, a Basket Return of –25.5% will result in a 5.5% loss of principal. Accordingly, you can lose up to 80% of the principal amount of your Securities at maturity if the Basket declines by more than 20% over the term of the Securities.

w   The Basket is composed of the two Basket Commodities; any positive return in one Basket Commodity may be offset by a negative return in the other Basket Commodity — The Securities are linked to the performance of a Basket, 50% of which is composed of futures contracts on wheat and 50% of which is composed of futures contracts on soybeans. The performance of the Basket will be based on the aggregate appreciation or depreciation of the levels of the Basket Commodities on the final valuation date relative to the trade date, weighted according to their composition in the Basket. A positive return in one Basket Commodity may be offset by a negative return in another Basket Commodity, resulting in a negative Basket Return. For example, a +10% Wheat Performance would be completely offset by a -40% Soybean Performance, resulting in a Basket Return of -30% and a corresponding total return at maturity on the Securities (taking into account the principal protection of 20%) of 9.00%.

w   There may not be an active trading market in the Securities — Sales in the secondary market may result in significant losses. You should be willing to hold your Securities to maturity. There may be little or no secondary market for the Securities. The Securities will not be listed or displayed on any securities exchange or any electronic communications network. UBS Securities LLC and other affiliates of UBS currently intend to make a market for the Securities, although they are not required to do so. UBS Securities LLC or any other affiliate of UBS may stop any such market making activities at any time.

If you sell your Securities before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses. In addition, you will not have protection for a decline in the Basket of more than 20%.

w  The market value of the Securities may be influenced by unpredictable factors — The market value of your Securities may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Securities. We expect that, generally, the level of the Basket Commodities on any day will affect the market value of the Securities more than any other single factor. Other factors that may influence the market value of the Securities include:

w   the volatility of each Basket Commodity (i.e., the frequency and magnitude of changes in the level of each Basket commodity);

w   the market prices of the Basket Commodities;

w   interest rates in the U.S. market and in each market related to the Basket Commodities;

w   the time remaining to the maturity of the Securities;

w   supply and demand for the Securities, including inventory positions with UBS Securities LLC or any other market maker;

w   economic, financial, political, regulatory, judicial or other events that affect the level of the Basket or the market price of the Basket Commodities or that affect commodities markets generally; and

w   the creditworthiness of UBS.

The price of wheat is subject to the global demand for, and supply of, wheat. The supply and demand of wheat are subject to temporary distortions, extreme price variations and other disruptions due to, among other things, conditions of illiquidity in the markets, weather, the participation of speculators, government regulation and intervention. A significant portion of wheat demand is driven by human consumption. Changes in food consumption patterns could affect the price of wheat. In addition, changes in production and yields could affect supply.

The price of soybeans is primarily affected by the global demand for and supply of soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture, including soybeans, specifically, and trade, fiscal and monetary issues, more generally. Extrinsic factors also affect soybean prices such as weather, crop yields, natural disasters, technological developments, wars and political and civil upheavals. Soy biodiesel, animal agriculture, edible soybean oil and new industrial uses are examples of major areas that may impact worldwide soybean demand. The United States, Argentina and Brazil are the three biggest suppliers of soybean crops.

w  The Securities will not be regulated by the Commodity Futures Trading Commission — Because the Securities do not constitute interests in a commodity pool, the Securities are not regulated as a commodity pool and UBS Securities LLC is not required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator”. You will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools. The Securities do not constitute investments by you in futures contracts traded on regulated future exchanges. Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

w   Suspension or disruption of market trading in the Commodity and related future markets may adversely affect the value of your Securities — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack o liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in particular contract, not trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Basket commodities and, therefore, the value of your Securities.

w   Historical performance of the Basket Commodities should not be taken as an indication of the future performance of the Basket Commodities during the term of the Securities — The historical performance of each Basket Commodity should not be taken as an indication of the future performance of each Basket Commodity. As a result, it is impossible to predict whether the level of any Basket Commodity will rise or fall. Trading prices of the Basket Commodities will be influenced by complex and interrelated political, economic, financial and other factors that can affect the market prices of the Basket Commodities discussed above.

w   Trading and other transactions by UBS or its affiliates in Basket Commodities, futures, options, exchange-traded funds or other derivative products on Basket Commodities, may impair the market value of the Securities. — UBS or its affiliates may hedge their obligations under the Securities by purchasing Basket Commodities, futures or options on Basket Commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Basket Commodities, and they may adjust these hedges by, among other things, purchasing or selling Basket Commodities, futures, options, or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Basket Commodities, therefore, the market value of the Securities. It is possible that UBS or its affiliates could receive substantial returns from these hedging activities while the market value of the Securities declines.

UBS or its affiliates may also engage in trading in Basket Commodities and other investments relating to Basket Commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of Basket Commodities and, therefore, the market value of the Securities. UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Basket Commodities. By introducing competing products into the marketplace in this manner, UBS or its affiliates could adversely affect the market value of the Securities.

w   The business activities of UBS or its affiliates may create conflict of interest — As noted above, UBS and its affiliates expect to engage in trading activities related to one or more of the Basket Commodities that are not for the account of holders of the Securities or on their behalf. These trading activities may present a conflict between the holders’ interest in the Securities and the interests UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades and options and other derivatives transactions for their customers and in accounts under their management. These trading activities, if they influence the level of one or more of the Basket Commodities, could be adverse to such holders’ interests as beneficial owners of the Securities.

We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities. Any such research, opinions or recommendations could affect the level of the underlying assets to which the Securities are linked or the market value of the Securities.

w   UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities — UBS and its affiliates may have published research or other opinions that calls into question the investment view implicit in the Securities. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the underlying assets to which the Securities are linked.

w   There are potential conflicts of interest between you and the calculation agent — UBS’s affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC will, among other things, decide the amount paid out to you on the Securities at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Securities—Role of Calculation Agent” on page S-21. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Basket Commodities has occurred or is continuing on a day when the calculation agent will determine the Basket Ending Level for a particular Basket Commodity. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Securities, the calculation agent may have a conflict of interest if it needs to make any such decision.

w   Significant aspects of the tax treatment of the Securities are uncertain — Significant aspects of the tax treatment of the Securities are uncertain. We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the Securities, and the Internal Revenue Service or a court may not agree with the tax treatment described in the prospectus supplement. Please read carefully the section entitled “What are the tax consequences of the Securities?” in the summary section of page S-4 of the prospectus, “Supplemental U.S. Tax Considerations” beginning on page S-24 of the prospectus, and the section “U.S. Tax Considerations” in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Investors are urged to review ‘‘Risk Factors’’ in the prospectus supplement related to this offering for a more detailed description of the risks related to an investment in the Securities.

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in ‘‘Supplemental U.S. Tax Considerations’’ on page S-24 of the prospectus supplement. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid cash-settled forward contract with respect to the Basket Commodities. If your Securities are so treated, you would generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss would generally be long term capital gain or loss if you have held your Securities more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that the Securities could alternatively be treated for tax purposes in the manner described under ‘‘Supplemental U.S. Tax Considerations — Alternative Treatments’’ on page S-25 of the prospectus supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF		USD
Debt		(in millions)
Debt issued(1)	422,254		362,705
Total Debt	422,254		362,705
Minority Interest(2)	6,160		5,291
Shareholders’ Equity	48,229		41,427
Total capitalization.	470,643		409,424

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust preferred securities.

Supplemental Plan of Distribution

We and our affiliates expect to deliver the Securities against payment for the Securities on or about the fifth business day following the date of the pricing of the Securities. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Securities initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-657-9836.